

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2021

Gabriel Amado de Moura
Chief Executive Officer
Itau Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re: Itau Corpbanca**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed April 23, 2021**
> **File No. 001-32305**

Dear Mr. Amado de Moura:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance